Exhibit 12.1

ICOS CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
	(dollars in thousands)
Earnings (loss) (a)	$(52,652)	$(161,617)	$(80,173)	$(34,791)	$(33,195)	$31,958
Add: Debt expense (interest and amortization of deferred debt issuance costs)	187	—	—	—	—	—
Estimate of the interest component of rent expense (b)	978	1,666	1,341	1,162	1,145	537

Adjusted “earnings (loss)”	$(51,487)	$(159,951)	$(78,832)	$(33,629)	$(32,050)	$32,495

Fixed charges:
Debt expense (interest and amortization of deferred debt issuance costs)	$187	$—	$—	$—	$—	$—
Estimate of the interest component of rent expense (b)	978	1,666	1,341	1,162	1,145	537

Total fixed charges	$1,165	$1,666	$1,341	$1,162	$1,145	$537

Ratio of earnings to fixed charges (c)	—	—	—	—	—	60.51	(d)

(a)	Represents income (loss) before income taxes and cumulative effect of change in accounting principle. Includes equity in losses of affiliates as we have an obligation to fund our 50% share of affiliate operations.
(b)	Represents one-third of total rent expense. Considered to be representative of interest factor in rental expense.
(c)	Due to our history of losses, earnings were insufficient to cover fixed charges by $52.7 million for the six months ended June 30, 2003 and $161.6 million, $80.2 million, $34.8 million and $33.2 million for the years ended December 31, 2002, 2001, 2000 and 1999, respectively. No ratios are provided for these periods.
(d)	In 2000, we changed our accounting for certain nonrefundable, upfront technology license fees and milestones. Prior years were not restated for this accounting change. On a pro-forma basis, if prior years had been restated for this accounting change, 1998 earnings would have been insufficient to cover fixed charges by $39.7 million.